QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: May 22, 2003
	By	/s/ NORIE C. CAMPBELL
Name: Norie C. Campbell Title: Associate Vice President

Thursday, May 22, 2003

TD BANK FINANCIAL GROUP
DECLARES DIVIDENDS

TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of twenty-eight cents (28¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2003, payable on and after July 31, 2003 to shareholders of record at the close of business on June 19, 2003.

In lieu of cash, holders of TD Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has elected to issue shares from treasury at a 2 1/2% discount to the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Information (Shares and Debt Information). Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on June 18, 2003. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

TD Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2003 to shareholders of record at the close of business on July 8, 2003:

  •
  Series H, in an amount per share of $0.44375;
  •
  Series I, in an amount per share of $0.01;
  •
  Series J, in an amount per share of $0.31875;
  •
  Series M, in an amount per share of $0.29375; and
  •
  Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Shareholder Relations Legal Department (416) 944-5743
John McNeil Senior Manager, External Communications Corporate & Public Affairs (416) 944-7161

SECOND QUARTER 2003 REPORT TO SHAREHOLDERS
Six months ended April 30, 2003

TD BANK FINANCIAL GROUP REPORTS SECOND QUARTER RESULTS, SOLID PERFORMANCE IN CORE BUSINESS UNITS, IMPROVED CAPITAL POSITION

        The following news release provides an overview of the Bank's second quarter financial results, and should be read in conjunction with Management's Discussion and Analysis for the quarter.

Second Quarter Highlights

  •
  On an operating cash basis(1), loss per share was $.26 including restructuring costs and impairment charges of $.95, compared with diluted earnings per share of $.70 for the first quarter ended January 31, 2003 and $.45 for the same period last year.

  •
  On a reported basis(2), loss per share was $.46 including restructuring costs and impairment charges of $.95, compared with diluted earnings per share of $.50 for the first quarter ended January 31, 2003 and diluted earnings per share of $.20 per share for the same period last year.

  •
  On an operating cash basis, return on total common equity for the quarter was (6.0)%, compared with 15.6% for the first quarter ended January 31, 2003 and 9.7% for the same quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was (10.5)%, compared with 11.1% for the first quarter ended January 31, 2003 and 4.4% for the same quarter last year.

  •
  Operating cash basis net loss was $146 million, compared with operating cash basis net income of $480 million for the first quarter ended January 31, 2003 and $316 million for the same quarter last year.

  •
  Reported net loss was $273 million for the quarter, compared with reported net income of $347 million for the first quarter and $156 million from the same quarter last year.

        (All figures reported in Canadian dollars. For financial results, which include both operating cash and reported earnings, please see table under "How the Bank Reports" section.)

        TORONTO (May 22, 2003) — TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2003, reporting an operating cash basis net loss of $146 million, compared with net income of $316 million for the same period last year. Reported net loss was $273 million, compared with reported net income of $156 million in the same quarter a year ago.

        Results for the second quarter reflect steps announced on April 3, 2003 to restructure the Bank's wealth management business outside of North America and the U.S. equity options arm of its wholesale banking operation. Restructuring costs of $21 million and impairment charges of $313 million totaling $334 million pre-tax ($328 million after-tax) were incurred against the wealth management business. For the wholesale business, restructuring costs of $72 million and impairment charges of $350 million amounted to $422 million pre-tax ($289 million after-tax). Total restructuring costs and impairment charges reduced TDBFG earnings by $.95 per share for the quarter.

        "As we stated at our annual meeting last month, we were taking steps to eliminate losses in these businesses and that this would reduce our earnings for the second quarter, when the bulk of the charges would be taken," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "Excluding these previously announced charges from operating cash basis results, earnings for the quarter were solid at $.69 cents per share, reflecting the strength of our core businesses. We look forward to generating improved earnings as the restructuring plans are implemented."

        On an individual business level, performance was particularly strong for Personal and Commercial Banking, which posted double-digit earnings growth, with net income up by $42 million or 16% over last year. Wealth Management remains profitable in Canada and the U.S. despite weakened market activity. Overall, Wealth Management reported a cash basis net loss for the quarter of $299 million, which includes after-tax restructuring costs and impairment charges of $328 million. In the Wholesale Bank, cash basis net loss for the quarter was $120 million, which includes after-tax restructuring costs and impairment charges of $289 million — net of these charges, the results for the Canadian wholesale franchise and global markets businesses were satisfactory. And solid progress was made in reducing the non-core(3) loan portfolio.

(1)
Operating cash basis and reported results referenced in this report are explained in detail under the "How the Bank Reports" section.

(2)
Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(3)
On November 4, 2002, TDBFG announced that it was taking definitive steps to address specific credit challenges. Corporate banking was organizationally split into two separate units, representing 'core' and 'non-core' client groups, with a focus on substantially exiting the non-core relationships over the next three-year period.

        "We are extremely pleased with our performance in our retail bank, which once again delivered exceptional results. We are delivering on our Wealth Management plan, where the steps we have taken are designed to eliminate losses internationally by 2004, allow us to continue to deliver profits in North America and position us to realize significant upside in improved markets. And, we are making steady progress in our wholesale business, where, exclusive of the charges we incurred this quarter, earnings generated by our Wholesale Bank are meeting our expectations," said Clark.

Capital

        At April 30, 2003, the Bank's Tier 1 capital ratio was 8.8% compared with 8.5% at January 31, 2003 and 8.1% at October 31, 2002.

Business Segments

Personal and Commercial Banking

        TD Canada Trust (TDCT) once again reported strong year-over-year earnings growth, with cash basis net income of $306 million for the quarter, up 16% from $264 million for the same period last year. Improved operational efficiencies, lower credit losses and strong performances in a number of key product segments all contributed to earnings growth in the quarter.

        Highlights include:

  •
  $90 billion in real estate secured lending volumes, which includes mortgages and home equity lines of credit, up by $6 billion or 7% over the same period last year and by $1 billion over the first quarter

  •
  $83 billion in individual deposit volumes, up by $4 billion or 5% over the same period last year and by $.9 billion over the first quarter

  •
  2.2 percentage point year-over-year improvement in TDCT's efficiency ratio

  •
  3.1 percentage point year-over-year improvement in TDCT customer satisfaction levels

        Growth in under-represented businesses remains a key focus. Business deposit volume grew by $2.4 billion or 11% over last year. Insurance products offered through TD Insurance and TD Meloche Monnex continue to be a key growth area for TDCT, with gross life and property and casualty insurance premium volumes of $351 million, up $74 million or 27% over the same period last year.

        Credit quality continued to improve in personal lending and remained strong in commercial lending. Provision for credit losses decreased by $19 million or 15% compared to the first quarter and by $11 million or 10% over the same period last year, reflecting ongoing improvement in retail lending processes.

        Operational efficiencies in the retail area continued to improve during the quarter. Expense management was strong. Cash basis expenses decreased by $12 million or 1% from the same period last year, while revenue grew by 2%. As a result, TDCT's efficiency ratio improved by 2.2 percentage points year-over-year to 57.8% for the quarter. Year-to-date cash basis efficiency ratio stands at 57.6%, which is better than the established plan.

        Retail branch Customer Satisfaction Index (CSI) was 85.9% for the quarter, up from 85% over the first quarter and up significantly from 82.8% over the same period last year, representing the strongest performance yet since the TD-Canada Trust merger. CSI tracks customer satisfaction on an ongoing basis. Customers are contacted within 24 hours of completing a transaction to obtain feedback on level and quality of service and areas for possible improvement. On an annual basis, over 335,000 interviews are conducted for the Bank's retail CSI programs.

        Price competition continues to impact on margins, particularly in mortgages and savings accounts. However, volume growth continues to be strong.

Wealth Management

        Reflecting the previously announced charges, cash basis net loss for the second quarter was $299 million, which includes after-tax restructuring costs and impairment charges of $328 million. Cash basis net income in North America was $46 million, down $6 million or 12% from the first quarter and $1 million or 2% from the same period last year. Results in North America remain solid, with the quarterly decline in net income due primarily to the impact of a shorter quarter and an overall decline in trading volumes.

        Assets under management totaled $110 billion, down $2 billion from the first quarter and from October 31, 2002 reflecting ongoing challenges in the capital markets and the movement in foreign exchange rates. Assets under administration totaled $240 billion at the end of the second quarter, up from $237 billion at the end of the first quarter and $234 billion at October 31, 2002.

        TD Waterhouse is profitable in Canada and the United States, where steps have been taken to significantly reduce the cost base of operations to reflect lower trade volumes and to build a strong customer-focused brand. In Canada, TD Mutual Funds was the leader in mutual fund sales for the most recent RSP season, covering the three months that ended March 31, 2003, with net sales of $365 million.

        Outside of North America, aggressive steps are being taken to improve performance and reach break-even internationally by 2004. During the quarter, TDBFG announced the sale of its Australian discount brokerage operation after it became clear that it would be difficult to continue growing organically. Operations in the U.K. are being streamlined and strategic initiatives, such as the joint venture with The Royal Bank of Scotland where TDBFG provides the operational and settlement back office platform, are on track. Elsewhere internationally, appropriate steps are being taken to eliminate losses.

Wholesale Bank

        Reflecting the previously announced charges, cash basis net loss for the second quarter was $120 million, which includes after-tax restructuring costs and impairment charges of $289 million, compared to earnings of $163 million last quarter and $35 million the previous year. Exclusive of the charges, the Wholesale Bank is generating earnings that are on track with expectations.

        Earnings, net of the charges, substantially reflect the performance of the core operating businesses, where all credits are performing. TD Securities did not incur any provision for credit losses in its core portfolio during the quarter, compared with provisions of $300 million for the same period last year.

        Non-core client group cash basis net income for the quarter was $13 million. TD Securities made solid progress with its self-funded exit strategy from loans in its non-core portfolio. Loans in the non-core portfolio were reduced to $7.2 billion, down from $9.3 billion at January 31, 2003 and from $11.2 billion at October 31, 2002.

        During the second quarter, $170 million of the sectoral allowance was utilized as a result of new specific loan loss provisions, down from $236 million last quarter, taking the total to $406 million for the six-month period that ended April 30, 2003. $122 million in new impaired loans was recorded, down substantially on a quarter-over-quarter basis from $458 million at January 31, 2003 and from $770 million at October 31, 2002. At April 30, 2003, the sectoral allowance, including the above mentioned items and foreign exchange adjustments, amounted to $813 million. TDBFG remains comfortable with its provisioning and is on track to exit its non-core portfolio as planned.

Organizational Changes

        TDBFG has made significant headway in enhancing its credit framework and its risk management and credit processes. In addition, the Bank has developed a new risk management strategy that is currently being implemented. With the implementation of this strategy underway, Clark also announced organizational changes in this area.

        "Tom Spencer, Vice Chair Risk Management has announced his decision to leave at the end of this fiscal year. I would like to thank Tom for the critical role he played in developing and implementing the enhanced risk management strategy. He has worked diligently over the past few months to ensure that an enhanced strategy is in place and his work will ultimately strengthen the Bank going forward," said Clark. "With Tom's decision to leave, I have asked Bharat Masrani, Executive Vice President of Credit Risk Management to take on the leadership of our risk management area, effective immediately. In his new role, Bharat will be responsible for overseeing all aspects of risk management for the Bank, while continuing to oversee the non-core bank. Tom will act as an advisor to both Bharat and myself over the next few months in order to ensure a smooth transition," added Clark.

Conclusion

        "Operational excellence provides the foundation for generating value for our shareholders, and this quarter provides confirmation that we are delivering on this commitment. Our retail earnings are strong and improving as we build a better bank, our Wealth Management strategy is on track and our Wholesale Bank is benefiting from being refocused," said Clark. "We are executing on our plans and believe these will have a positive impact on our earnings as we move forward."

        (As reported Thursday, May 22, 2003)

(1)
Operating cash basis and reported results referenced in this report are explained in detail under the "How the Bank Reports" section.

(2)
Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(3)
On November 4, 2002, TDBFG announced that it was taking definitive steps to address specific credit challenges. Corporate banking was organizationally split into two separate units, representing 'core' and 'non-core' client groups, with a focus on substantially exiting the non-core relationships over the next three-year period.

        From time to time, TD makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding TD's objectives and strategies to achieve them, the outlook for TD's business lines, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management's discussion and analysis section of this report and other regulatory filings made in Canada and with the SEC; legislative and regulatory developments; the degree of competition in the markets in which TD operates, both from established competitors and new entrants; technological change; changes in government and economic policy including as to interest rates; the health of the global economic, business and capital markets environments; and management's ability to anticipate and manage the risks associated with these factors and execute TD's strategies. This list is not exhaustive. Other factors could also adversely affect TD's results. All such factors should be considered carefully when making decisions with respect to TD, and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on our behalf.

Management's Discussion and Analysis of Operating Performance

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and are presented on pages 10 to 16 of this Second Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items and non-cash charges related to identified intangible amortization from business combinations. There were no special items in the first and second quarters of 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter 2002. The Bank views special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. The Bank's non-cash identified intangible amortization charges relate to the Canada Trust acquisition in fiscal 2000. Excluding non-cash amortization charges related to identified intangibles ensures comparable treatment between periods. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        The goodwill impairment recorded by the Bank in the second quarter 2003 relating to the international unit of its wealth management business and its U.S. equity options business was not considered a special item for exclusion when determining the operating cash basis results. Restructuring costs are reviewed by the Bank on a case-by-case basis to determine whether they are deemed special items. The restructuring charges recognized by the Bank in the second quarter 2003, related to the international unit of its wealth management business and its U.S. equity options business, were not considered special items given that they were incurred as part of the rationalization of the existing businesses and not as part of an acquisition which the Bank would normally consider as a special item.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's operating cash basis results and its reported results.

Reconciliation of Operating Cash Basis Results to Reported Results

(unaudited, in millions of dollars)

	For the three months ended		For the six months ended
	April 30 2003	April 30 2002	April 30 2003	April 30 2002
Net interest income (TEB)	$1,473	$1,368	$2,917	$2,629
Provision for credit losses	(98)	(400)	(210)	(725)
Other income	996	1,189	2,165	2,819
Non-interest expenses	(2,365)	(1,687)	(4,110)	(3,478)

Income before provision for income taxes and non-controlling interest in net income of subsidiaries	6	470	762	1,245
Provision for income taxes (TEB)	(129)	(136)	(382)	(366)
Non-controlling interest in net income of subsidiaries	(23)	(18)	(46)	(35)

Net income (loss) — operating cash basis	$(146)	$316	$334	$844
Preferred dividends	(22)	(24)	(45)	(47)

Net income (loss) applicable to common shares – operating cash basis	$(168)	$292	$289	$797
Gain on sale of mutual fund record keeping business, net of income taxes	—	—	—	14

Net income (loss) applicable to common shares — cash basis	(168)	292	289	811
Non-cash intangible amortization, net of income taxes	(127)	(160)	(260)	(324)

Net income (loss) applicable to common shares — reported basis	$(295)	$132	$29	$487

(dollars)
Basic net income (loss) per common share — operating cash basis	$(.26)	$.46	$.45	$1.25
Diluted net income (loss) per common share — operating cash basis	(.26)	.45	.44	1.23
Basic net income (loss) per common share — reported basis	(.46)	.20	.04	.76
Diluted net income (loss) per common share — reported basis	(.46)	.20	.04	.75

Certain comparative amounts have been reclassified to conform with current year presentation.

Net Loss

        Operating cash basis net loss for the quarter was $146 million, compared with operating cash basis net income of $316 million for the same quarter last year. On an operating cash basis, loss per share was $.26, compared with basic earnings per share of $.46 and diluted earnings per share of $.45 in the same quarter last year. Operating cash basis return on total common equity was (6.0)% for the quarter as compared with 9.7% last year. Operating cash basis return on invested capital was (5.0)% for the quarter compared with 8.4% in the same quarter a year ago.

        Reported net loss was $273 million for the second quarter, compared with reported net income of $156 million in the same quarter last year. Reported loss per share was $.46 in the quarter compared with reported basic and diluted earnings per share of $.20 last year. Reported return on total common equity was (10.5)% for the quarter compared with 4.4% last year. Reported return on invested capital was (8.7)% for the quarter compared with 3.8% last year.

        For the six months ended April 30, 2003, operating cash basis net income was $334 million compared with $844 million for the same period last year. On an operating cash basis, basic earnings per share was $.45, compared with basic earnings per share of $1.25 in the same period last year and diluted earnings per share was $.44, compared with diluted earnings per share of $1.23 last year. Operating cash basis return on total common equity was 5.1% for the six months ended April 30, 2003 compared with 13.1% for the same period last year. Operating cash basis return on invested capital was 4.2% for the six months ended April 30, 2003 compared with 11.5% in the same period a year ago.

        Reported net income was $74 million for the six months ended April 30, 2003 compared with net income of $534 million in the same period last year. Reported basic and diluted earnings per share was $.04 for the six months ended April 30, 2003 compared with basic earnings per share of $.76 and diluted earnings per share of $.75 in the same period last year. Reported return on total common equity was .5% for the six months ended April 30, 2003, compared with 8% last year. Reported return on invested capital was .4% for the six months ended April 30, 2003, compared with 7% last year.

        The Bank's total economic loss was $537 million in the second quarter 2003 compared with an economic loss of $96 million in the same quarter last year. The Bank's total economic loss for the six months ended April 30, 2003 was $461 million compared with a total economic profit of $17 million in the same period a year ago. The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit (loss) is operating cash basis net income (loss) applicable to common shares after providing a charge for invested capital. Invested capital is equal to common equity plus the cumulative amount of goodwill and intangible assets amortized as of the reporting date.

Net Interest Income

        Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its before tax value. Net interest income (TEB) was $1,473 million this quarter, a year-over-year increase of $105 million or 8%. The increase in net interest income partially relates to Personal and Commercial Banking where personal loan volumes — excluding securitizations — increased $4 billion from a year ago. Net interest income excluding the TEB adjustment was $1,417 million this quarter, a year-over-year increase of $109 million.

        For the six months ended April 30, 2003, net interest income (TEB) was $2,917 million, an increase of $288 million or 11% over the same period last year. The increase in net interest income primarily related to interest income from trading activities in the Wholesale Bank. Net interest income excluding the TEB adjustment for the six months ended April 30, 2003 was $2,807 million, an increase of $299 million compared with the same period last year.

Other Income

        Other income on an operating cash and reported basis was $996 million for the quarter, a decrease of $193 million or 16% from the same quarter last year. Trading income reported in other income decreased by $91 million compared with the same quarter last year, while trading related income generated by the Wholesale Bank — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $334 million for the quarter, an increase of $30 million or 10% compared with a year ago. The increase over last year is primarily due to higher revenues in equity structured products related to strong demand for convertible equity debentures and higher foreign exchange trading revenues due to more volatility. Revenues from corporate credit fees declined by $16 million or 14% as compared with a year ago as a result of a drop in credit originations. The investment securities portfolio realized net losses of $23 million this quarter compared with losses of $12 million in the same quarter last year. The net losses this quarter are attributable to generally weaker equity markets. Overall, the equity investment securities portfolio continues to have a surplus over its book value of $243 million compared with $228 million at the end of 2002. Also contributing to the decline in other income were write downs of $39 million during the quarter as a result of other than temporary impairments in certain international wealth management joint ventures. In addition, the decline in other income reflected a decrease in self-directed brokerage revenues of $38 million or 16% compared with the same quarter a year ago. This decrease reflects a 25% drop in average trades per day to 78,000 from 104,000 a year ago. Income from mutual fund management decreased by $13 million or 10% over the same quarter last year due to continued weak equity markets. Somewhat offsetting this decline in other income was a year-over-year increase in income from loan securitizations of $8 million or 17% due to higher levels of securitized assets and an increase in card services and service fees of $18 million or 9%.

        For the six months ended April 30, 2003, other income was $2,165 million, a decrease of $654 million or 23% compared with the same period last year, after excluding the special gain from the sale of the Bank's mutual fund record keeping business in the first quarter 2002. In the first quarter 2002, the Bank sold its mutual fund record keeping business and recorded a pre-tax gain of $18 million. The Bank has excluded this special gain in analyzing its performance as it is not a recurring event. Reported other income was $2,165 million for the six months ended April 30, 2003, a decrease of $672 million or 24% from the same period last year.

        For the six months ended April 30, 2003, trading income reported in other income decreased by $440 million or 82% compared with last year, while trading related income generated by the Wholesale Bank was $708 million for the period, a decrease of $97 million or 12% compared with the same period last year. The decrease reflected a decline in market activity levels across equity and interest rate products compared with last year. Underwriting fees decreased by $39 million or 41% as compared with the same period a year ago, primarily due to equity underwriting activity declining from the first two quarters of last year. The investment securities portfolio realized net losses of $18 million for the six months ended April 30, 2003 compared with gains of $48 million in the same period last year. The decrease is primarily attributable to weaker equity markets. The decline in other income for the six months ended April 30, 2003 also reflected a decrease in self-directed brokerage revenues of $51 million or 11%, a decrease of $16 million or 6% in income from mutual fund management and write downs of $39 million in certain international wealth management joint ventures as discussed above for the quarter.

Non-Interest Expenses

        Total operating cash basis expenses for the quarter increased by $678 million from a year ago to $2,365 million. The increase in expenses is primarily a result of $624 million in goodwill write downs related to the international unit of the Bank's wealth management business and its U.S. equity options business in the Wholesale Bank. During the quarter, the Bank reviewed the value of goodwill assigned to these businesses and determined that an impairment in value had occurred. In addition, the Bank determined that it was necessary to restructure these operations and as a result recorded $87 million in restructuring costs in the second quarter 2003. On the other hand, expenses for Personal and Commercial Banking decreased due to personnel savings. Operating cash basis expenses exclude non-cash identified intangible amortization. On a reported basis, expenses increased by $620 million from a year ago to $2,564 million. In the second quarter 2003, the impact of non-cash identified intangible amortization on the Bank's reported expenses was $199 million compared with $257 million in the same quarter a year ago. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options and recorded an expense of $3 million this quarter.

        On an operating cash basis, the Bank's overall efficiency ratio weakened to 95.8% in the current quarter from 66.0% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix and the goodwill impairment and restructuring charges incurred this quarter. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio of 57.8% this quarter as compared with 60.0% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio weakened to 106.3% from 77.9% in the same quarter a year ago.

        For the six months ended April 30, 2003, operating cash basis expenses increased $632 million to $4,110 million compared with the same period last year, primarily as a result of the goodwill impairment and restructuring costs as previously discussed for the quarter. On a reported basis, expenses increased by $512 million from a year ago to $4,521 million. The impact of non-cash identified intangible amortization on the Bank's reported expenses for the six months ended April 30, 2003 was $411 million compared with $531 million in the same period a year ago. For the six months ended April 30, 2003 the expense related to stock-based compensation included in non-interest expenses is $5 million. On an operating cash basis, the Bank's overall efficiency ratio for the six months ended April 30, 2003 weakened to 80.9% from 63.8% the same period a year ago. On a reported basis, the Bank's overall efficiency ratio for the six months ended April 30, 2003 weakened to 90.9% from 75.0% in the same period a year ago.

Taxes

        The Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was impacted by the goodwill and joint venture write downs recorded in the quarter. As portions of these write downs are not tax-effected for reporting purposes, the provision for income taxes as a percentage of pre-tax income is not considered a meaningful measure this quarter.

Balance Sheet

        Total assets were $322 billion at the end of the second quarter, $44 billion or 16% higher than as at October 31, 2002. Increased securities volumes from securities purchased under resale agreements and trading securities represented $29 billion and $10 billion of the increase, respectively. As compared with year end, personal loans, including securitizations, increased by $2 billion to reach $45 billion. At the end of the second quarter, residential mortgages, including securitizations, increased by $2 billion to reach $69 billion as compared with year end. Bank-originated securitized assets not included on the balance sheet amounted to $16 billion compared with $15 billion at October 31, 2002.

        Wholesale deposits increased by $14 billion and securities sold short or under repurchase agreements increased by $16 billion as compared with October 31, 2002. Personal non-term deposits remained stable, as compared with October 31, 2002, at $51 billion while personal term deposits increased by $2 billion to reach $52 billion.

Managing Risk

Credit Risk and Provision for Credit Losses

        During the quarter, the Bank expensed $98 million through the provision for credit losses, compared with $400 million in the same quarter last year. All the provision for credit losses during the quarter was related to the personal and commercial bank. In addition, the Bank transferred $170 million from sectoral allowances to specific allowances. For the six months ended April 30, 2003, the Bank expensed $210 million through the provision for credit losses compared with $725 million for the same period last year. During the six months ended April 30, 2003, the Bank transferred $406 million from sectoral allowances to specific allowances. The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $742 million at the end of the quarter, compared with a $975 million excess at October 31, 2002.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table on the following page presents average and end-of-quarter VaR usage for the three and six month periods ended April 30, 2003, as well as the fiscal 2002 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three and six month periods ended April 30, 2003, daily net trading revenues were positive for 96.8% and 97.7% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading related businesses.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress test scenarios with a base case scenario that defines the minimum amount of liquidity that must be held at all times. This base case scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a period of 30 days. As of April 30, 2003, our consolidated surplus liquid asset position under the base case scenario at 30 days was $16 billion in Canadian dollars, compared with a position of $6 billion at October 31, 2002. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Interest Rate Risk

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2003, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $29 million after-tax.

Capital

        As at April 30, 2003, the Bank's Tier 1 capital ratio was 8.8%, compared with 8.1% at October 31, 2002. Risk-weighted assets decreased by approximately $2.6 billion as compared with year end and Tier 1 capital increased by $650 million or 7% as compared with October 31, 2002, thereby improving our Tier 1 capital ratio.

        During the second quarter, the Bank redeemed $150 million in Class A Preferred Shares, Series K and US$50 million in Class A Preferred Shares, Series L and issued $350 million in Class A Preferred Shares, Series M and $200 million in Class A Preferred Shares, Series N.

Value at Risk Usage

	For the three months ended	For the three months ended	For the six months ended	For the twelve months ended
	April 30 2003	April 30 2003 Average	April 30 2003 Average	Oct. 31 2002 Average
(millions of dollars)
Interest rate risk	$(20.7)	$(18.3)	$(16.2)	$(17.5)
Equity risk	(9.0)	(7.6)	(7.0)	(11.1)
Foreign exchange risk	(5.1)	(3.4)	(3.3)	(2.1)
Commodity risk	(.8)	(.9)	(.7)	(.4)
Diversification effect	13.3	10.3	9.8	10.4

Global Value at Risk	$(22.3)	$(19.9)	$(17.4)	$(20.7)

Management's Discussion and Analysis of TD's Businesses

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Bank and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income and return on equity. Cash basis results exclude non-cash charges related to identified intangible amortization from business combinations. Results which include special items and identified intangible amortization for the Bank are discussed in the "How the Bank Reports" section of the Management's Discussion and Analysis of Operating Performance on page 3.

Personal and Commercial Banking

        Personal and Commercial Banking reported strong results again this quarter achieving 16% earnings growth over the prior year. Cash basis net income was $306 million, $42 million higher than the same period last year. Cash basis return on equity was up four percentage points from last year as a result of higher earnings.

        Personal and Commercial Banking revenue growth improved this quarter on strong volume and fee revenue partly offset by lower margins. Total revenue grew by $34 million or 2% from last year compared with growth of $14 million or 1% in the first quarter. Personal lending volume grew by $6.5 billion or 6%, with most of the growth from real estate secured lending, and personal deposit volume grew $3.9 billion or 5%. We continue to be pleased with the results from the areas targeted for higher growth: small business deposits, commercial deposits and insurance. Business deposits grew by $2.4 billion or 11% and originated gross insurance premiums grew by $74 million or 27%. Business loans and acceptances contracted by $1 billion or 5% on reduced customer borrowing needs. The overall margin decreased from the prior year as deposit margins narrowed in the low interest rate environment. Revenue was down $37 million from last quarter mainly due to the impact of three fewer business days.

        Credit quality continued to improve in personal lending and remained strong in commercial lending. Provision for credit losses decreased by $19 million or 15% compared with the first quarter and by $11 million or 10% over the same period last year reflecting continuous improvement in our retail lending processes since last year. Provision for credit losses as a percent of lending volume (annualized) improved to .33% from .38% last year.

        Cash basis expenses decreased by $12 million or 1% compared with last year. Expense synergies from branch mergers and process improvements contributed to a 1,450 decrease in the overall average full-time equivalent personnel over last year. These personnel savings were offset in part by increases in salaries and employee benefits, severance costs and continued investment in technology. The three percentage point spread between revenue growth and the decline in expenses resulted in an improvement in the operating cash basis efficiency ratio from 60.0% to 57.8%. Expenses decreased by $13 million compared with last quarter primarily due to the impact of three fewer business days.

        Our Retail Branch Customer Satisfaction Index (CSI) was 85.9% for the quarter up from 85.0% in the first quarter and from 82.8% for the same period last year. The improvement over last year was achieved despite significant reductions in personnel levels during a period when 77 branch mergers were completed.

        Our objective is to continue to improve the revenue growth rate and operating efficiency and in so doing maintain double-digit earnings growth for the balance of the year. Margin compression remains a risk going forward as a result of price competition, particularly in mortgages and savings accounts. However, our CSI momentum is expected to translate into further volume growth through increased share of business from our current customers. In addition, our focus on growing under-represented businesses, particularly small business, commercial banking and insurance should further contribute to revenue growth.

Wholesale Bank

        Wholesale Bank had a cash basis net loss of $120 million in the second quarter. This includes pre-tax charges of $422 million ($289 million after-tax) related to restructuring costs and goodwill impairment charges for the U.S. equity options business. Cash basis net income was $163 million last quarter and $35 million in the same quarter last year. Cash basis return on equity was (12.7)%, compared with 3.3% for the same quarter last year and 14.5% last quarter.

        Wholesale Bank's revenue is derived primarily from corporate lending, capital markets and investing activities. Total revenue for the quarter was $512 million, compared with revenue of $635 million in the same quarter last year. This decrease is largely attributable to a reduction in lending revenues related to lower asset levels. This is consistent with our strategy to reduce the capital employed in the corporate lending portfolio. Revenues from capital markets, which includes advisory, underwriting, trading and execution services, were up slightly from the prior year. Strong performances in the equity structured products, foreign exchange and energy trading businesses were offset by lower trading volumes as well as continued weakness in advisory and underwriting activity. Investing revenues were down approximately $50 million from the prior year due to lower realizations.

        The Wholesale Bank did not incur any charges related to provisions for credit losses in the quarter, compared to $300 million last year. All loans within the core lending portfolio are currently performing.

        Non-interest expenses were $724 million compared with $304 million last year. This difference is due almost entirely to charges to restructure the U.S. equity options business. The charges include a $350 million goodwill write down and $66 million in restructuring charges. The restructuring charges include costs related primarily to employee terminations, termination of lease premises and the write-off of fixed assets. We have exited the options trading business on both the Pacific Exchange in San Francisco and the PHLX Exchange in Philadelphia but will continue to have a strong presence on the Chicago Board Options Exchange. We believe that the restructuring will provide a solid base for the business to generate profitability.

        We continue to make good progress in managing the non-core portfolio. The non-core portfolio has decreased from $11.2 billion in net drawns at October 31, 2002 to $7.2 billion at April 30, 2003. There were no incremental provisions for credit losses recorded in the quarter. However, as planned, a portion of the sectoral reserve established in 2002 has been utilized. Specific reserves of $170 million were established and transferred from the sectoral reserve.

        Overall, the Wholesale Bank had a solid performance in the second quarter. Despite challenging operating conditions, our core operating business delivered results consistent with our objective to generate net income of $500 to $550 million annually. In addition, the non-core bank made good progress on its objective to reduce exposures in a manner that maximizes return to the Bank's shareholders.

        Heading into the third quarter, we maintain a cautious view of the operating environment as the economic outlook is still uncertain and corporate activity, while showing some signs of improvement, remains below normal levels. Our focus will be on furthering our objectives to strengthen the full service Canadian investment bank, build the global capital markets franchise, prudently control costs, manage down non-core exposures and improve our risk management infrastructure.

Wealth Management

        Wealth Management's second quarter cash basis net loss was $299 million. Included in the quarter results was $334 million relating to pre-tax write downs and restructuring costs within TD Waterhouse International ($328 million after-tax). Cash basis net income in North America was $46 million, a decrease of $6 million or 12% over the first quarter and a decrease of $1 million or 2% over the same period last year. Results in North America have been impacted by a shorter quarter and an overall decline in trading volumes. Cash basis return on equity was (258.6)%, compared with 20.7% for the same quarter last year and 31.1% last quarter.

        Total revenue decreased $109 million or 20% from prior year to $448 million, and decreased $95 million or 17% from prior quarter. The decline in revenue was due primarily to a decline in trades per day of 25% compared with the prior year reflecting ongoing challenges in the capital markets. Included in the revenue decrease is $39 million for write downs related to the TD Waterhouse International joint ventures.

        Cash basis expenses were $726 million in the second quarter 2003. Included in these expenses was $295 million as a result of restructuring costs and goodwill impairment charges for TD Waterhouse International. Expenses for the North American operations decreased $61 million from the prior year as a result of significant reductions in the cost base of operations, reflecting lower trade volumes and a more integrated infrastructure within Canada.

        Compared with year end, assets under management declined $2 billion to $110 billion due to the challenges in the capital markets and the movement in foreign exchange rates. Assets under administration totaled $240 billion at the end of the second quarter, representing $6 billion in growth from October 31, 2002.

        Subsequent to the quarter end we have seen an increase in trading volumes in our North American discount brokerage businesses as well as favourable market performance in our fee-based asset businesses. While this short-term trading activity points toward increased investor confidence, concerns over the weak U.S. economy still remain. In Canada, the economy has continued to outperform the U.S. as trade and budget surpluses have resulted in a strengthening dollar. The capital markets, while still uncertain, appear to be on track to improve during the second half of 2003. Our cost management initiatives continue and as the markets become more active, we are well positioned to quickly provide favourable returns to our shareholders.

Corporate

        The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate level tax benefits and residual unallocated revenues and expenses.

        During the current quarter, the Corporate segment had an operating cash basis net loss of $33 million. The results included a $23 million after-tax charge for non-controlling interest in subsidiaries. Other items contributing to this result were net losses related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes.

Earnings by Business Segment
(unaudited, in millions of dollars)

	Personal and Commercial Banking		Wholesale Bank		Wealth Management		Corporate		Total
For the three months ended	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002
Net interest income (on a taxable equivalent basis)	$999	$973	$313	$385	$95	$106	$66	$(96)	$1,473	$1,368
Other income	429	421	199	250	353	451	15	67	996	1,189

Total revenue	1,428	1,394	512	635	448	557	81	(29)	2,469	2,557
Provision for credit losses	104	115	—	300	—	—	(6)	(15)	98	400
Non-interest expenses excluding non-cash intangible amortization	852	864	724	304	726	499	63	20	2,365	1,687

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	472	415	(212)	31	(278)	58	24	(34)	6	470
Provision for (benefit of) income taxes (TEB)	166	151	(92)	(4)	21	27	34	(38)	129	136
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	23	18	23	18

Net income (loss) — cash basis(1)	$306	$264	$(120)	$35	$(299)	$31	$(33)	$(14)	$(146)	$316

Non-cash intangible amortization, net of income taxes									127	160
Net income (loss) — reported basis									$(273)	$156

Total assets (billions of dollars)
— balance sheet	$112.6	$109.7	$173.4	$161.0	$20.0	$20.5	$15.6	$9.5	$321.6	$300.7
— securitized	22.1	22.3	.2	.2	—	—	(6.4)	(7.1)	15.9	15.4
Return on equity — cash basis(1),(2)	30%	26%	(13)%	3%	(259)%	21%			(6)%	10%
Return on equity — reported basis									(11)%	4%

	Personal and Commercial Banking		Wholesale Bank		Wealth Management		Corporate		Total
For the six months ended	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002	April 30 2003	April 30 2002
Net interest income (on a taxable equivalent basis)	$2,031	$2,006	$717	$628	$201	$213	$(32)	$(218)	$2,917	$2,629
Other income	862	839	406	941	790	919	107	138	2,165	2,837

Total revenue	2,893	2,845	1,123	1,569	991	1,132	75	(80)	5,082	5,466
Provision for credit losses	227	253	—	517	—	—	(17)	(45)	210	725
Non-interest expenses excluding non-cash intangible amortization	1,717	1,736	1,081	711	1,200	979	112	52	4,110	3,478

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	949	856	42	341	(209)	153	(20)	(87)	762	1,263
Provision for (benefit of) income taxes (TEB)	334	311	(1)	100	52	67	(3)	(108)	382	370
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	46	35	46	35

Net income (loss) — cash basis(1)	$615	$545	$43	$241	$(261)	$86	$(63)	$(14)	$334	$858

Non-cash intangible amortization, net of income taxes									260	324

Net income — reported basis									$74	$534

Return on equity — cash basis(1),(2)	29%	27%	1%	12%	(111)%	28%			5%	13%
Return on equity — reported basis									1%	8%

(1)
Operating cash basis measures are explained under the "How the Bank Reports" section of the Management's Discussion and Analysis of Operating Performance.

(2)
Equity for goodwill and intangible assets is excluded for each business segments' return on equity, but is included in total Bank return on equity. The Canada Trust acquisition funding costs are also excluded at the segment level.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
(unaudited, in millions of dollars)

	For the three months ended		For the six months ended
	April 30 2003	April 30 2002	April 30 2003	April 30 2002
Interest income
Loans	$1,897	$1,651	$3,831	$3,792
Securities	913	1,064	1,762	1,905
Deposits with banks	53	64	131	120

	2,863	2,779	5,724	5,817

Interest expense
Deposits	1,060	1,126	2,217	2,448
Subordinated notes and debentures	63	44	126	97
Other obligations	323	301	574	764

	1,446	1,471	2,917	3,309

Net interest income	1,417	1,308	2,807	2,508
Provision for credit losses	98	400	210	725

Net interest income after credit loss provision	1,319	908	2,597	1,783

Other income
Investment and securities services	479	534	982	1,103
Credit fees	100	116	218	237
Net investment securities gains (losses)	(23)	(12)	(18)	48
Trading income	15	106	98	538
Service charges	153	143	308	288
Loan securitizations	54	46	99	102
Card services	65	57	131	119
Insurance	97	96	189	180
Trust fees	19	22	36	40
Gain on sale of mutual fund record keeping business	—	—	—	18
Other	37	81	122	164

	996	1,189	2,165	2,837

Net interest and other income	2,315	2,097	4,762	4,620

Non-interest expenses
Salaries and employee benefits	893	882	1,858	1,896
Occupancy including depreciation	153	151	305	297
Equipment including depreciation	156	157	323	318
Amortization of intangible assets	199	257	411	531
Restructuring costs (Note 6)	87	—	87	—
Goodwill impairment (Note 7)	624	—	624	—
Other	452	497	913	967

	2,564	1,944	4,521	4,009

Income (loss) before provision for (benefit of) income taxes	(249)	153	241	611
Provision for (benefit of) income taxes	1	(21)	121	42

Net income (loss) before non-controlling interest in subsidiaries	(250)	174	120	569
Non-controlling interest in net income of subsidiaries	23	18	46	35

Net income (loss)	(273)	156	74	534
Preferred dividends	22	24	45	47

Net income (loss) applicable to common shares	$(295)	$132	$29	$487

Average number of common shares outstanding (millions)
Basic	648.5	639.8	647.0	639.7
Diluted	652.2	647.1	651.0	647.0
Earnings (loss) per common share (Note 9)
Basic	$(.46)	$.20	$.04	$.76
Diluted	(.46)	.20	.04	.75
Dividends per common share	.28	.28	.56	.56

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM BALANCE SHEET
(unaudited, in millions of dollars)

	As at
	April 30 2003	Oct. 31 2002
Assets
Cash resources
Cash and non-interest-bearing deposits with other banks	$1,358	$1,902
Interest-bearing deposits with other banks	5,588	4,636

	6,946	6,538

Securities purchased under resale agreements	42,397	13,060

Securities
Investment	30,788	28,802
Trading	63,516	53,395

	94,304	82,197

Loans (net of allowance for credit losses)
Residential mortgages	53,311	52,784
Consumer instalment and other personal	39,152	36,332
Business and government	29,908	33,511

	122,371	122,627

Other
Customers' liability under acceptances	6,918	7,719
Trading derivatives' market revaluation	28,898	25,739
Intangible assets	2,972	3,383
Goodwill (Note 7)	2,360	3,134
Land, buildings and equipment	1,479	1,634
Other assets	13,007	12,009

	55,634	53,618

Total assets	$321,652	$278,040

Liabilities
Deposits
Personal	$103,180	$100,942
Banks	25,892	16,800
Business and government	82,761	71,448

	211,833	189,190

Other
Acceptances	6,918	7,719
Obligations related to securities sold short	19,325	17,058
Obligations related to securities sold under repurchase agreements	22,113	8,655
Trading derivatives' market revaluation	29,296	25,954
Other liabilities	13,776	10,830

	91,428	70,216

Subordinated notes and debentures	4,261	4,343

Non-controlling interest in subsidiaries	1,250	1,250

Shareholders' equity
Capital stock
Preferred	1,786	1,485
Common	3,000	2,846
Contributed surplus	5	—
Retained earnings	8,089	8,710

	12,880	13,041

Total liabilities and shareholders' equity	$321,652	$278,040

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(unaudited, in millions of dollars)

	For the three months ended		For the six months ended
	April 30 2003	April 30 2002	April 30 2003	April 30 2002
Cash flows from (used in) operating activities
Net income (loss)	$(273)	$156	$74	$534
Adjustments to determine net cash flows
Provision for credit losses	98	400	210	725
Restructuring costs	93	—	93	—
Depreciation	74	76	148	147
Amortization of intangible assets	199	257	411	531
Goodwill impairment	624	—	624	—
Gain on sale of mutual fund record keeping business	—	—	—	(18)
Stock option expense	3	—	5	—
Net investment securities gains (losses)	23	12	18	(48)
Changes in operating assets and liabilities
Future income taxes	(32)	(125)	(153)	(254)
Current income taxes payable	176	(5)	414	(116)
Interest receivable and payable	(172)	(169)	122	107
Trading securities	1,324	1,748	(10,121)	(4,366)
Unrealized gains and amounts receivable on derivatives contracts	1,433	2,964	(3,159)	4,436
Unrealized losses and amounts payable on derivatives contracts	(4,094)	(2,030)	3,342	(4,220)
Other	3,236	1,832	1,311	637

Net cash from (used in) operating activities	2,712	5,116	(6,661)	(1,905)

Cash flows from (used in) financing activities
Deposits	5,595	(3,162)	22,643	9,162
Securities sold under repurchase agreements	7,650	(2,728)	13,458	7,062
Securities sold short	(938)	(1,575)	2,267	2,583
Issuance of subordinated notes and debentures	—	—	2	2
Repayment of subordinated notes and debentures	(57)	(338)	(84)	(817)
Common shares issued for cash, net of expenses	—	—	—	393
Common shares issued on exercise of options	13	5	21	9
Common shares issued as a result of dividend reinvestment plan	70	59	133	59
Common stock options settled in cash, net of income taxes	—	(15)	—	(23)
Issuance of preferred shares	550	—	550	—
Redemption of preferred shares	(226)	—	(226)	—
Dividends paid on
— preferred shares	(22)	(24)	(45)	(47)
— common shares	(181)	(179)	(362)	(358)
Other	—	—	—	(2)

Net cash from (used in) financing activities	12,454	(7,957)	38,357	18,023

Cash flows from (used in) investing activities
Interest-bearing deposits	1,856	(160)	(952)	(1,103)
Activity in investment securities
Purchases	(9,158)	(3,496)	(16,425)	(6,026)
Proceeds from maturities	1,299	1,145	3,217	3,335
Proceeds from sales	6,613	3,164	11,204	4,511
Loans	(1,326)	(482)	(2,588)	(4,932)
Proceeds from loan securitizations	1,305	1,174	2,634	1,258
Land, buildings and equipment	(20)	(1)	7	42
Securities purchased under resale agreements	(15,950)	2,362	(29,337)	(12,127)
Acquisitions and dispositions less cash and cash equivalents	—	(414)	—	(1,125)

Net cash from (used in) investing activities	(15,381)	3,292	(32,240)	(16,167)

Net changes in cash and cash equivalents	(215)	451	(544)	(49)
Cash and cash equivalents at beginning of period	1,573	1,461	1,902	1,961

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,358	$1,912	$1,358	$1,912

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,394	$1,575	$2,940	$3,624
Amount of income taxes paid during the period	162	301	128	474

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited, in millions of dollars)

	For the six months ended
	April 30 2003	April 30 2002
Preferred shares
Balance at beginning of period	$1,485	$1,492
Translation adjustment on shares issued in a foreign currency	(23)	(5)
Proceeds from share issues	550	—
Share redemptions	(226)	—

Balance at end of period	1,786	1,487

Common shares
Balance at beginning of period	2,846	2,259
Proceeds from shares issued for cash	—	400
Proceeds from shares issued on exercise of options	21	9
Proceeds from shares issued as a result of dividend reinvestment plan	133	59

Balance at end of period	3,000	2,727

Contributed surplus
Balance at beginning of period	—	—
Stock option expense (Note 1)	5	—

Balance at end of period	5	—

Retained earnings
Balance at beginning of period	8,710	9,653
Net income (loss)	74	534
Preferred dividends	(45)	(47)
Common dividends	(362)	(358)
Foreign currency translation adjustments, net of income taxes	(282)	(51)
Stock options settled in cash, net of income taxes	—	(23)
Other	(6)	(7)

Balance at end of period	8,089	9,701

Total common equity	11,094	12,428

Total shareholders' equity	$12,880	$13,915

Notes to Consolidated Interim Financial Statements
(unaudited)

        These consolidated interim financial statements should be read in conjunction with the Bank's consolidated financial statements for the year ended October 31, 2002. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's consolidated financial statements for the year ended October 31, 2002 except as discussed in Note 1.

NOTE 1: CHANGES IN ACCOUNTING POLICY

        As of November 1, 2002, the Bank adopted a new accounting standard on stock-based compensation. As permitted, under the standard, the Bank has elected to adopt the fair value method of accounting for stock options. For the second quarter of 2003, the Bank recognized compensation expense of $3 million for stock option awards and $5 million for the six month period ended April 30, 2003 in the Consolidated Interim Statement of Operations. No compensation expense is recorded for stock options awarded and outstanding prior to adoption of the new accounting standard. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.29%, (ii) expected option life of 5.5 years, (iii) expected volatility of 32.3% and (iv) expected dividend yield of 3.04%. During the six months ended April 30, 2003, 4,065,116 options were granted with a weighted-average fair value of $8.94 per option.

        As of February 1, 2003, the Bank prospectively adopted the new accounting guideline on disclosure of guarantees. The guideline stipulates the financial statement disclosures to be made by a guarantor about its obligations under certain guarantees.

        On April 1, 2003, the Bank adopted two new Canadian Emerging Issues Committee abstracts on the accounting for severance and termination benefits and the accounting for costs associated with exit and disposal activities (including costs incurred in a restructuring). The new abstracts generally require recognition of costs related to severance, termination and exit and disposal activities in the period when they are incurred rather than at the date of commitment to an exit or disposal plan.

NOTE 2: ALLOWANCE FOR CREDIT LOSSES

        The Bank's allowance for credit losses at April 30, 2003 and April 30, 2002 is shown in the table below.

	April 30 2003				April 30 2002
(millions of dollars)	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
Balance at beginning of year	$1,074	$1,141	$1,285	$3,500	$179	$1,141	$—	$1,320
Provision for credit losses charged to the Consolidated Interim Statement of Operations	210	—	—	210	725	—	—	725
Transfer from sectoral to specific	406	—	(406)	—	—	—	—	—
Write-offs(1)	(367)	—	—	(367)	(366)	—	—	(366)
Recoveries	58	—	—	58	57	—	—	57
Other, including foreign exchange rate changes	(71)	—	(66)	(137)	1	(3)	—	(2)

Allowance for credit losses at end of period	$1,310	$1,141	$813	$3,264	$596	$1,138	$—	$1,734

(1)
For the six months ended April 30, 2003, $24 million of write-offs related to restructured loans. There were no restructured loans written off during the six month period ended April 30, 2002.

NOTE 3: LOAN SECURITIZATIONS

        During the quarter, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received cash proceeds of $1,361 million. There are no expected credit losses as the mortgages are government guaranteed. The impact of this transaction on the Bank's net income for the quarter is immaterial. In addition during the quarter, the Bank had maturities of previously securitized loans and credit card receivables of $56 million. As a result, for the second quarter net proceeds from loan securitizations were $1,305 million.

NOTE 4: CAPITAL STOCK

(thousands of shares)	April 30 2003	Oct. 31 2002
Preferred shares issued by the Bank:
Class A — Series G	7,000	7,000
Class A — Series H	9,000	9,000
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series K	—	6,000
Class A — Series L	—	2,000
Class A — Series M	14,000	—
Class A — Series N	8,000	—

Preferred shares issued by TD Mortgage Investment Corporation:
Series A	350	350

Common shares — outstanding	651,075	645,399
Options to purchase common shares — outstanding	25,958	23,859

        On February 3, 2003, the Bank redeemed all the outstanding Class A First Preferred Shares, Series K at a price of $25 per share and all the outstanding Class A First Preferred Shares, Series L at a price of US$25 per share. In addition, on February 3, 2003, the Bank issued 14 million in Class A First Preferred shares, Series M ("Series M shares") for cash consideration of $350 million or $25 per share. The regular quarterly cash dividend payable per Series M share, if declared, is $0.29375.

        On February 28, 2003, the Bank announced that it will exercise its right to redeem all the outstanding Class A First Preferred Shares, Series G on May 1, 2003 at the price of US$25 per share.

        On April 30, 2003, the Bank issued 8 million in Class A First Preferred Shares, Series N ("Series N shares") for cash consideration of $200 million or $25 per share. The regular quarterly cash dividend payable per Series N share, if declared, is $0.2875.

NOTE 5: SEGMENTED INFORMATION

        The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Bank and Wealth Management. Results for these segments for the three and six months ended April 30, 2003 and April 30, 2002 are presented in the tables on pages 8 and 9.

NOTE 6: RESTRUCTURING COSTS

        During the quarter, the Bank announced a restructuring of the international unit of its wealth management business. Declining volumes in the discount brokerage business worldwide have resulted in excess capacity, which impacted the Bank's ability to profitably run a global brokerage model. Restructuring plans for this unit include a streamlining of the U.K. operations and discussions with joint venture partners to agree on appropriate plans to manage the business in light of current trading volumes. The Bank will recognize a total of $28 million of pre-tax restructuring costs, with $21 million recognized in the second quarter of fiscal 2003. The Bank expects the restructuring to be substantially complete by the end of fiscal 2003. Of the $28 million in pre-tax restructuring costs, $1 million relates to severance and employee support costs, $7 million relates to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $20 million relates to write downs of software and systems development costs.

        During the quarter, the Bank also announced a restructuring of its U.S. equity options business in its Wholesale Bank. Dramatic volume and margin declines have had a significantly negative impact on this business. Consequently, the Bank determined that it was necessary to shift its strategy and focus solely on the equity options group centered in Chicago. As a result, the Bank recognized a total of $72 million of pre-tax restructuring costs in the second quarter of fiscal 2003. Of the $72 million in pre-tax restructuring costs, $31 million relates to severance and employee support costs, $10 million relates to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $31 million relates to other expenses and revenue reserves directly related to the restructuring. The Bank expects the restructuring to be substantially complete by the end of fiscal 2004. However, if this restructuring plan does not meet expectations, the Bank will take further action that would include up to an additional $50 million in restructuring costs.

        As at April 30, 2003, the total unutilized balance of restructuring costs of $74 million shown below is included in other liabilities in the Consolidated Balance Sheet.

(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of period	$3	$23	$1	$—	$27
Restructuring costs arising during the period
Wholesale Bank	31	10	4	27	72
Wealth Management	—	5	16	—	21
Amount utilized during the period
Personal and Commercial Banking	—	5	—	—	5
Wholesale Bank	20	—	1	7	28
Wealth Management	—	4	9	—	13

Balance at end of period	$14	$29	$11	$20	$74

NOTE 7: GOODWILL IMPAIRMENT

        During the quarter, the Bank reviewed the value of goodwill assigned to the international unit of its wealth management business and determined that an impairment in value existed in this business given that the Bank's ability to profitably run a global brokerage business has been impacted by declining volumes in the discount brokerage business worldwide. As a result, a goodwill impairment loss of $274 million has been charged to income in the second quarter of fiscal 2003.

        In addition, during the quarter, the Bank reviewed the value of goodwill assigned to its U.S. equity options business in its Wholesale Bank and determined that an impairment in value existed in this business given the dramatic volume and margin declines. The Bank determined that the benefits of the U.S. equity options acquisition in fiscal 2002 had not been realized. Consequently, a $350 million pre-tax goodwill impairment charge was recognized in income in the second quarter of fiscal 2003 and a related future income tax asset of $117 million was recorded for a net-of-tax charge of $233 million.

NOTE 8: GUARANTEES

        A guarantee is defined to be a contract that contingently requires the Bank to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another third party to pay its indebtedness when due.

        Significant guarantees that the Bank has provided to third parties include the following:

Financial and performance standby letters of credit

        Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Assets sold with recourse

        In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss.

Credit enhancements

        The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Written put options

        Written put options are agreements under which the Bank grants the buyer the future right, but not the obligation to sell, at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

        Written put options can be used by the counterparty to hedge foreign exchange, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are "guarantees" under the definition contained in the accounting guideline. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties.

Indemnification agreements

        In the normal course of operations, the Bank provides indemnifications in agreements with various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of the indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

        The table below summarizes at April 30, 2003, the maximum potential amount of future payments that could be made under the guarantee agreements without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

(millions of dollars)	April 30 2003
Financial and performance standby letters of credit	$8,185
Assets sold with recourse	1,937
Credit enhancements	153

Total	$10,275

NOTE 9: EARNINGS (LOSS) PER COMMON SHARE

        As a result of the Bank reporting a net loss applicable to common shares for the three months ended April 30, 2003, the effect of stock options potentially exercisable on earnings (loss) per common share was anti-dilutive; therefore, the basic and diluted earnings (loss) per common share are the same for the period.

NOTE 10: FUTURE ACCOUNTING CHANGES

        During the second quarter, the Canadian Accounting Standards Board has approved, subject to written ballot, a new accounting guideline on consolidation of variable interest entities. The guideline, which should be released in June 2003, is expected to be harmonized with a recently issued U.S. standard for variable interest entities and will be effective in the Bank's second quarter of fiscal 2004. The Bank is currently evaluating the impact of the new guidance and as a result the impact is not yet quantifiable.

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

Call the Shareholders Relations department:
1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783).
In Toronto, call: (416) 982-NEWS (416) 982-6397.
Outside of Canada, 1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information

Financial: Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week: 1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

Annual Meeting

Thursday, March 25, 2004

Online Investor Presentation:    Full financial statements and a presentation to investors and analysts (available on May 22) are accessible from the home page of the TD Bank Financial Group website, www.td.com, by clicking on The Toronto-Dominion Bank 2003 2nd Quarter Results.

Webcast of Call:    A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts scheduled on May 22, 2003 at 3:00 p.m. EDT. The call was webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call:    Instant replay of the teleconference is available from May 22, 2003 to June 22, 2003. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 250045 (pound key).

Software Required for Webcast:    A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$322 billion in assets as at April 30, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
John McNeil, Senior Manager, External Communications (416) 944-7161

QuickLinks

SIGNATURES
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS
SECOND QUARTER 2003 REPORT TO SHAREHOLDERS Six months ended April 30, 2003
Management's Discussion and Analysis of Operating Performance
Management's Discussion and Analysis of TD's Businesses
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (unaudited, in millions of dollars)
CONSOLIDATED INTERIM BALANCE SHEET (unaudited, in millions of dollars)
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (unaudited, in millions of dollars)
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited, in millions of dollars)
Notes to Consolidated Interim Financial Statements (unaudited)
SHAREHOLDER AND INVESTOR INFORMATION